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                        1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               Dated July 8, 2003

                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)

                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

                Form 20-F  X             Form 40-F
                         -----                     -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                      No   X
                    -----                   -----

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)
                                              --------------

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     United Microelectronics Corporation







Date:  July 8, 2003                 By    /s/ Stan Hung
     ----------------                  ----------------------------------
                                        Stan Hung
                                        Chief Financial Officer

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     On April 30, 2003, we announced our unaudited unconsolidated operating results for the three months ended March 31, 2003. Our net operating revenues on an unconsolidated basis for the three months ended March 31, 2003 was NT$17.9 billion (US$0.5 billion), representing a 47.2% increase from NT$12.2 billion for the three months ended March 31, 2002. This increase in our net operating revenues was primarily due to an increase in our capacity utilization rate. Our gross profit on an unconsolidated basis for the three months ended March 31, 2003 was NT$2,740 million (US$78.9 million), representing a 306.8% increase from NT$674 million for the three months ended March 31, 2002. This increase was primarily attributable to our higher revenues for the three months ended March 31, 2003. Our net income on an unconsolidated basis for the three months ended March 31, 2003 was NT$403 million (US$11.6 million), compared to NT$216 million in the three months ended March 31, 2002. The increase in our unconsolidated net income was due to an increase in our net operating revenues. Earnings per share for the three months ended March 31, 2003 were NT$0.03, compared to NT$0.01 for the three months ended March 31, 2002.

     To maintain and enhance our position as a leader in our industry, we have adopted a new business strategy focused on a partnership business model. This model is designed to accommodate our customers' business objectives and needs and to promote their interests as our partners. For example, we invested in Silicon Integrated Systems Corp., or SiS, in late 2002, as a result of the settlement of a dispute between our company and SiS. We believe our partnership with SiS will enhance its competitiveness in the market of independent semiconductor designers and manufacturers, which will lead to a stable demand for our products and services for the long term. However, our new partnership business model may not create the synergies we anticipate, nor may it result in profitable investment returns for our shareholders. Furthermore, in the short-term, our new strategy may result in investment losses. For example, for the three months ended March 31, 2003, we incurred an investment loss of NT$112 million (US$3.2 million) in connection with our investment in SiS. We expect to generate an additional investment loss in SiS in the near future.

     Another recent change in our management focus is to increase our shareholder returns. We plan to reach such goal primarily through enhancing our capital efficiency by adopting more conservative facility expansion and research and development plans, and further implementing cost reduction measures. Our cost reduction measures include procurement of standard raw materials of multiple sources through competitive auctions. We, however, cannot assure you that our shareholder return strategy can be successfully implemented.

     In addition, our approach to developing process and manufacturing technologies is to become more self reliant and competitive in our own right. To that end, we have gradually shifted away from our previous reliance on joint development or research and development alliances with other companies to develop our more advanced process technologies. For example, on June 30, 2002, our Joint Development Agreement with IBM, one of our more significant technology alliance partners was discontinued in keeping with this new plan.

     In May 2003, we issued unsecured domestic bonds in the aggregate amount of NT$15 billion. These bonds include two tranches: NT$7.5 billion unsecured bonds due May 2008 with interest rates of 4.00% minus 12 month US dollar LIBOR rates but at the minimum of 0%, and NT$7.5 billion unsecured bonds due May 2010 with interest rates of 4.3% minus 12 month US dollar LIBOR rates but at the minimum of 0%.

     Beginning in March 2003, China, Taiwan, Hong Kong, Singapore and several other Asian countries have been affected by an outbreak of Severe Acute Respiratory Syndrome, or

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SARS, a highly contagious disease. Although the epidemic had the potential of seriously hurting the economies of these affected countries, its outbreak was nevertheless contained within a few months from its onset. As a result, its effects on the economies of the affected countries were relatively short-termed. Although demand for our products and services by our end-users may have been negatively affected by the SARS outbreak, we believe that any negative impact of the reduced demand on our results of operations should only be limited to a relative short period of time in 2003.